Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-257510
October 3, 2022

REALTY INCOME CORPORATION

PRICING TERM SHEET

5.625% Notes due 2032

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated October 3, 2022 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Security:	5.625% Notes due 2032 (the “notes”)

The notes will constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Trade Date:	October 3, 2022

Expected Settlement Date:	October 13, 2022 (T+7)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the seventh business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $744.2 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility or commercial paper programs), foreign currency or interest rate swaps or other hedging instruments, the development and acquisition of additional properties and other acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. In conjunction with the pricing of this offering, the Company executed a $600 million U.S. Dollar-to-Euro 10-year cross currency swap, resulting in an anticipated receipt of approximately €612 million in proceeds and an effective fixed-rate, Euro-denominated semi-annual yield to maturity of approximately 4.70%. Additionally, the Company has terminated forward starting interest rate swaps totaling $500 million in notional value previously entered into, recognizing a cash settlement gain of approximately $72 million. Giving effect to these contemporaneous transactions, the Company expects to recognize an effective semi-annual yield to maturity of approximately 3.93% on the overall transaction, including the recognition of the cash settlement gain noted above. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility and commercial paper programs or other indebtedness, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest)—Conflicts of Interest ” in the Preliminary Prospectus Supplement.

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Principal Amount:	$750,000,000

Maturity Date:	October 13, 2032

Interest Rate:	5.625% per annum, accruing from October 13, 2022

Interest Payment Dates:	April 13 and October 13, commencing April 13, 2023

Price to Public:	99.879%, plus accrued interest, if any

Spread to Benchmark Treasury:	+200 basis points

Benchmark Treasury:	2.750% due August 15, 2032

Benchmark Treasury Price/Yield:	92-21+ / 3.641%

Reoffer Yield:	5.641%

Optional Redemption:	Prior to July 13, 2032 (three months prior to their maturity date) (the “Par Call Date”), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

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See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	756109 BP8 / US756109BP80

Underwriters

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
BofA Securities, Inc.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Lead Managers:	BBVA Securities Inc.
BNY Mellon Capital Markets, LLC
PNC Capital Markets LLC
Regions Securities LLC
Truist Securities, Inc.

Senior Co-Managers:	BMO Capital Markets Corp.
Citizens Capital Markets, Inc.
Huntington Securities, Inc.

Co-Managers:	Comerica Securities, Inc.
Samuel A. Ramirez & Company, Inc.
UBS Securities LLC
Academy Securities, Inc.
Loop Capital Markets LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533 or Mizuho Securities USA LLC by telephone (toll free) at 1-866-271-7403.

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No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this term sheet and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

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